1/1 FERROVIAL N.V. (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE SHARE REPURCHASE PROGRAM Amsterdam, 2 June 2026 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 12 December 2025, regarding the implementation of a repurchase program for its own shares (the “Program”). The Company reports that, during the period from 25 to 29 May 2026, it has carried out the following transactions under the Program. Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. Within the framework of the Program, since its beginning up to and including 29 May 2026, the Company has repurchased a total of 5,072,474 shares for a total amount of 295,182,721.86 euro. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. The company has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. The company is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on three stock markets: U.S. (Nasdaq-100 Index), Spain (IBEX-35), and the Netherlands. The company is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index. Date Security Trading venue Number of shares purchased Weighted Average Price (€) 25/05/2026 FER CEUX 22,000 59.93 25/05/2026 FER XMAD 70,000 59.88 26/05/2026 FER US trading venues 41,500 59.31 27/05/2026 FER US trading venues 43,800 59.55 28/05/2026 FER US trading venues 42,800 58.56 29/05/2026 FER US trading venues 44,500 58.70 Total 264,600 59.33